Expense Limitation Agreement

To:	PREDEX

4221 North 203rd Street
Suite 100
Elkhorn, NE 68022

Dear Board Members:

You have engaged us (Union Square Capital Partners, LLC) to act as the sole investment adviser to PREDEX (the "Fund"), pursuant to a Management Agreement effective August 1, 2022.

Effective August 1, 2022 until at least through August 31, 2024, we agree to waive our fees and to pay or absorb the ordinary annual operating expenses of the Fund (including distribution fees, shareholder servicing fees, offering expenses, but excluding loads, borrowing cost (interest, lender fees, and any loan-related fees and costs such as loan-related legal fees), brokerage commissions (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed per annum expenses of the Fund's average daily net assets on a share class basis as provided below in Schedule A.

Additionally, this Expense Limitation Agreement may not be terminated by Union Square Capital Partners, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to Union Square Capital Partners, LLC. Additionally, this Agreement shall continue for successive 12 month periods upon approval by the Fund's Board of Trustees and Union Square Capital Partners, LLC. This Agreement will automatically terminate, with respect to the Fund if the Management Agreement for the Fund is terminated. Any waiver or reimbursement by us is subject to repayment by the Fund within the three years following the time when the waiver or reimbursement was incurred, if the Fund is able to make the repayment without exceeding the limits that gave rise to the waiver or reimbursement and any then-current expense limitation. The right to repayment shall survive termination of the Management Agreement, unless waived by Union Square Capital Partners, LLC.

Schedule A

Class	Annualized Percentage of Average Dailey Net Assets	Minimum Duration
I	1.10%	August 31, 2024
W	1.35%	August 31, 2024
T	1.35%	August 31, 2024

Union Square Capital Partners, LLC	Acceptance: PREDEX
By: /s/_____________________	By: /s/____________________
Thomas E. Miller	Michael Achterberg
Chief Executive Officer	Treasurer